SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF) 00.108.786/0001 -65
Rua Verbo Divino, nº 1.356, 1º andar, CEP 04719-002, São Paulo – SP

NOTICE OF THE 5th DEBENTURE ISSUE

Net Serviços de Comunicação S.A., a publicly-held company with headquarters at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65 (“Company”), hereby informs debenture-holders of the Company’s 5th Public Debenture Issue (“Debenture-holders”, “Debentures” and “5th Issue”, respectively) that, pursuant to item 4.13 of clause IV of the Deed of the Fifth Issue of Simple Debentures, Non-convertible into Shares, in a Single Series, Unsecured, for Public Distribution by Net Serviços de Comunicação S.A., entered into on September 2, 2005 and amended on September 9, 2005 (“Deed of Issue”), it intends to amortize all outstanding Debentures as of December 27, 2006 (“Total Amortization”).

The Company will raise the resources needed to effect the Total Amortization through its 6th public debenture issue (“6ª Issue”), pursuant to the Notice to the Market published in the newspaper Valor Econômico on November 16, 2006. The Total Amortization is contingent upon the effective realization of the Company’s 6th Issue.

The Total Amortization shall take place on the settlement date of the 6th Issue (“Amortization Date”). The Company will pay the balance of the Nominal Unit Value of the Debentures not amortized by the Amortization Date, plus (i) the remuneration due until said date, calculated pro rata temporis as from the last remuneration payment date, and (ii) a premium on the amortization value, pursuant to the formula in the Deed of Issue.

Payment will be effected using those procedures adopted by CETIP (Clearing House for Custody and Settlement) in the case of those Debentures traded through the National Debenture System (“SND”) and by the CBLC (Brazilian Clearing and Depository Corporation), in the case of those Debentures traded through the BOVESPAFIX Trading System (“BOVESPAFIX”). In the case of debenture-holders not linked to the SND or BOVESPAFIX, payment will be effected through the coordinating bank, Banco Bradesco S.A.

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A is the trustee of the debenture-holders.

São Paulo, December 5, 2006.

Leonardo P. Gomes Pereira
CFO and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 05, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.